Exhibit 99.1

IDT Corporation
Second Quarter Fiscal 2010 Results - Questions and Answers
March 17, 2010

IDT Corporation

Second Quarter Fiscal 2010 Results - Questions and Answers

Within its Q2 fiscal 2010 earnings release and during management’s discussion of results for the quarter, IDT Corporation (NYSE: IDT; IDT.C) offered to respond in writing to questions from investors and other interested persons.

We asked questioners to e-mail questions to invest@idt.net by the close of business on Friday, March 12, 2010.  We said that, in those instances where we could provide a constructive answer, we would post the questions received along with the name of the questioner and the questioner’s business affiliation – if any – and our answers on IDT Corporation’s website as early as the close of business on Wednesday, March 17th after market close.  This document was prepared and posted on the IDT website to fulfill that commitment.  It is also being filed with the SEC in a Form 8-K.

Thank you for your continued interest in IDT Corporation.

In this document, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate, “target” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described in our most recent report on SEC Form 10-K (under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”), which may be revised or supplemented in subsequent reports on SEC Forms 10-Q and 8-K.  These factors include, but are not limited to, the following: potential declines in prices for our products and services; our ability to maintain and grow our prepaid calling card business, our wholesale telecommunication businesses and our retail energy business; availability of termination capacity to particular destinations; our ability to maintain carrier agreements with foreign carriers; our ability to obtain telecommunications products or services required for our products and services; the business and regulatory evolution of and competition and unfair business practices in, the energy services business in New York State; financial stability of our major customers; our ability to reduce our losses and improve our cash flow; impact of government regulation; effectiveness of our marketing and distribution efforts; and general economic conditions.  We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this document whether as a result of new information, future events or otherwise.

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IDT Corporation
Second Quarter Fiscal 2010 Results - Questions and Answers
March 17, 2010

Questions from Vadim Perelman, Baker Street Capital Management

1.
There were many reports that the 520 Broad building in Newark has been leased to the City.  When does IDT expect to start receiving lease payments, and would you look to sell this building? If you can, please comment on the amount of cash that might be required to fund tenant improvements.

The State of New Jersey, Department of the Treasury, Division of Property Management and Construction, posted information regarding a potential lease of office space at 520 Broad Street in Newark on its website.   We provide the link below as a convenience for readers and assume no responsibility for the accuracy or completeness of the information posted.

http://www.state.nj.us/treasury/dpmc/Real_Estate/SPR%20NEWARK%20Notice%20of%20Intent%20to%20Award%20for%20Webpage.pdf ..

There is no further information to disclose at this time since no lease has yet been awarded in connection with this announcement, nor has any agreement been signed. If and when events develop on this matter, we will make appropriate disclosures.

2.
Considering the significant cash balances and profitability of the energy and telecom businesses, could you please provide shareholders specific insights into where you are looking to invest the excess cash?  As share repurchases were de minimis in Q2, at what point can shareholders expect a return of capital?  For those of us who have hung in through the tough times at IDT, it is important to understand where excess shareholder capital will be invested and when it can be returned. You were very helpful in providing thoughts on capital structure at CTM Media and we would love to get the same type of insight at IDT, where the market is ascribing a very large discount to the cash due to the uncertainty of if/how it will be spent.

As Howard Jonas stated in his remarks on the results for the quarter, IDT is committed to building long term shareholder value by pursuing growth opportunities in a focused, measured way that rationally allocates the Company’s capital.

A key objective for management has been to increase the Company’s liquidity and working capital, which totaled $63.8 million as of January 31, 2010.

IDT continues to work to increase its levels of working capital for a variety of potential purposes, which, depending on circumstances, could include:

•	Organic and strategic investments to continue the growth of our core telecommunications and energy businesses;
•
Continued investment in several initiatives with the potential for significant long term returns including our alternative energy initiative in Israel, IEI, our oil shale development JV with Total SA in Colorado, Zedge, and Fabrix;

•	To hedge against unanticipated, adverse legal, tax and regulatory potential liabilities; and
•	Stock repurchases authorized under the Company’s existing stock buyback program.

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IDT Corporation
Second Quarter Fiscal 2010 Results - Questions and Answers
March 17, 2010

3.
Can you please comment on how you think about the large accrued expenses on the balance sheet that arise from IDT Telecom operations? If those accruals were inherited by someone else, either through a sale or spinoff of IDT Telecom, there would be over $9 per share of net cash at IDT, as well as profit Genie Energy and a fully leased building. Isn’t this an effective way to unlock hidden value in IDT for the benefit of all shareholders?

The accruals on IDT’s balance sheet – the majority of which are attributable to IDT Telecom – are determined in accordance with GAAP and reflect a focused, coordinated effort to identify and record costs that have been incurred but not billed, invoiced or paid at the reporting date so as to provide a balanced and fairly presented picture of available working capital and the financial performance of the business units.

When evaluating the impact of IDT Telecom on IDT’s balance sheet, bear in mind that in addition to accrued expenses, IDT Telecom has various other assets and other liabilities that impact the Company’s liquidity and working capital.

IDT has no current plans to spin off or sell IDT Telecom. However, IDT management is always looking to enhance or create value for our company and shareholders, as we recently did with CTM, and will explore any attractive opportunities that are presented.

4.	Do you think that IDT Telecom would be more valuable if combined with a similar network platform, considering the scale nature of the business?

As in many other industries, there are certainly economies of scale for businesses in the telecommunications space.  IDT Telecom’s management regularly evaluates opportunities to enhance shareholder value and more effectively leverage our existing wholesale and retail distribution capabilities and transaction processing platform. When opportunities to increase the long term value of IDT Telecom arise either through the purchase or sale of assets, we will pursue them consistent with the competing demands on our working capital.

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IDT Corporation
Second Quarter Fiscal 2010 Results - Questions and Answers
March 17, 2010

Questions from John Banks, BG Capital

1.
Congrats on the great quarter and turnaround.     The spinoff of CTM Media was a huge success for shareholders so thank you very much. Does the company have any plans to spin off any more companies this year?

We have no such current plans.  For additional thoughts on this topic, please see our answer to question #3 from Mr. Perelman above.

2.
CTM Media just declared a dividend and Mr. Jonas stated, "We are also demonstrating that we do not intend to retain cash beyond our foreseeable needs unless we have a firm plan for deploying that cash and generating returns.'  IDT has close to $200 million in cash and I was wondering - based on that statement - why isn't IDT paying a dividend?   IDT could pay a $25-$50 million dollar dividend and the Company would still be in great shape liquidity-wise.    We currently own around 400,000 shares for retail accounts and their constant questions are not just about growth but dividends.   I think if IDT had a dividend it would attract a new class of shareholders that were long term at this position if they knew they would get back any excess cash in the future.  The great thing is that it’s a good problem to have.

We have no current plans to provide a dividend to shareholders for, among other reasons, those discussed in the answer to Mr. Perelman’s question #2 above.  A dividend to shareholders may become appropriate once we are able to generate positive cash-flow over a sustained period on a consistent basis, although payment of a dividend would need to be considered along with other potential deployments of the cash that could provide greater value to shareholders.

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